# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pearl Holdings Acquisition Corp, CIK 0001856161
CUSIP: G44525106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 767 Third Avenue, 11th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-044562
Filed by CIK 0001892881

## Reporting persons
- SZOP Multistrat LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Multistrat Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Pearl Holdings Acquisition Corp
Address of issuer's principal executive offices: 767 Third Avenue, 11th Floor New York, NY 10017

## Item 2. Person Filing
Name of person filing:
SZOP Multistrat LP
SZOP Multistrat Management LLC
Antonio Ruiz-Gimenez
Kerry Propper
Address of principal business office or, if none, residence: 1 Pennsylvania Plaza, 48th Floor New York, New York 10119
Citizenship: SZOP Multistrat LP - Delaware SZOP Multistrat Management LLC- Delaware Antonio Ruiz-Gimenez - Spain Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
SZOP Multistrat LP - 0*
SZOP Multistrat Management LLC - 0*
Antonio Ruiz-Gimenez - 0*
Kerry Propper - 0*

* SZOP Multistrat Management LLC (the "Manager") serves as the investment manager to SZOP Multistrat LP. Antonio Ruiz-Gimenez and Kerry Propper serve as managing members of the Manager. This report shall not be deemed an admission that any reporting person herein or any other person is (or previously was) the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person's pecuniary interest therein, if any.
Percent of class:
SZOP Multistrat LP - 0.0%
SZOP Multistrat Management LLC - 0.0%
Antonio Ruiz-Gimenez - 0.0%
Kerry Propper - 0.0%
Sole power to vote or to direct the vote:
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Sole power to dispose or to direct the disposition:
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- SZOP Multistrat LP: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Co-Managing Member of SZOP Multistrat Management LLC, its investment manager (02/11/2025)
- SZOP Multistrat Management LLC: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Co-Managing Member (02/11/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (02/11/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (02/11/2025)